EXHIBIT 99.1

Alliance One International, Inc. Tel: 919 379 4300
8001 Aerial Center Parkway Fax: 919 379 4346
Post Office Box 2009 www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contact: Joel L. Thomas
                                                                      (919) 379-4300
October 3, 2007

Alliance One Announces Completion of Exchange Offer For Senior Notes

Morrisville, NC – Alliance One International, Inc. (NYSE: AOI) announced today that it has completed an exchange offer for its outstanding 8 ½ % Senior Notes due 2012. Alliance One offered to exchange up to $150,000,000 aggregate principal amount of its 8 ½ % Senior Notes due 2012 which have been registered under the Securities Act of 1933, as amended, for a like principal amount of its original unregistered 8 ½ % Senior Notes due 2012, which were issued pursuant to Rule 144A and Regulation S under the Securities Act of 1933 on March 7, 2007.
The terms of the exchange securities are identical in all material respects to the terms of the original securities for which they were exchanged, except that the registration rights and the transfer restrictions applicable to the original securities are not applicable to the exchange securities.

The exchange offer expired at 5:00 p.m., New York City time, on October 2, 2007. The exchange offer was made to satisfy Alliance One's obligations under a registration rights agreement entered into with the initial purchasers of the restricted notes at the time such notes were originally issued. Deutsche Bank Trust Company Americas acted as exchange agent for the exchange offer. All notes that were properly tendered in the exchange offer will be accepted for exchange.

The exchange offer was made only pursuant to Alliance One's prospectus, dated August 30, 2007, which was filed with the Securities and Exchange Commission as part of Alliance One's Registration Statement on Form S-4. The Registration Statement was declared effective by the Securities and Exchange Commission on August 29, 2007.

This press release contains forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the section titled "Factors that May Affect Future Results" in our Annual Report on Form 10-K for the year ended March 31, 2007 and under the heading of "Risk Factors" listed from time to time in the Company's filings with the Securities and Exchange Commission.

Alliance One International, Inc. is a leading independent leaf tobacco merchant. For more information on Alliance One, visit the Company's website at http://www.aointl.com.

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